Exhibit 99.1

Kenon Holdings Reports Full Year 2024 Results and Additional Updates

Singapore, April 2, 2025. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2024 and additional updates.

Q4 and Recent Highlights

Kenon

•	In April 2025, Kenon’s board of directors approved a cash dividend of approximately $250 million ($4.80 per share).

•	In Q4 2024, Kenon sold all of its remaining interest in ZIM for net consideration of $394 million.

•
Kenon has repurchased approximately 681 thousand shares for an amount of approximately $20 million pursuant to its share repurchase plan since its announcement in September 2024, for a total of 1.8 million shares since the establishment of its repurchase program in March 2023.

OPC

•	Financial results:

•
OPC’s net profit in 2024 was $53 million, as compared to a net profit of $47 million in 2023. OPC’s 2024 net profit included its share in profit of CPV of $45 million as compared to $66 million in 2023.

•	OPC’s Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies[1] in 2024 was $332 million as compared to $304 million in 2023.

1 Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated April 2, 2025 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies and a reconciliation to their respective profit for the applicable period.

Discussion of Results for the Year ended December 31, 2024

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”).

See Exhibit 99.2 of Kenon’s Form 6-K dated April 2, 2025 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies (which is a non-IFRS measure) to profit for the period; and a summary of financial information of OPC’s subsidiaries.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, which are denominated in NIS for purposes of OPC’s financial statements, as translated into US dollars for Kenon’s financial statements.

Summary Financial Information of OPC

	For the year ended December 31,
	2024	2023
	$ millions
Revenue	751	692
Cost of sales (excluding depreciation and amortization)	(522)	(494)
Finance expenses, net	(82)	(53)
Share in profit of associated companies, net	45	66
Profit for the period	53	47
Attributable to:
Equity holders of OPC	30	40
Non-controlling interest	23	7

Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies [2]	332	304

For details of OPC’s results please refer to Appendix B.

Revenue

	For the year ended December 31,
	2024	2023
	$ millions
Israel	625	619
U.S.	126	73
Total	751	692

OPC’s revenue increased by $59 million in 2024 as compared to 2023. Excluding the impact of translating OPC’s revenue from NIS to USD3, OPC’s revenue increased by $61 million in 2024 as compared to 2023. Set forth below is a discussion of significant changes in revenue between 2024 and 2023.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid by customers under Power Purchase Agreements of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in 2024 was NIS 0.3010 per KW hour, which is approximately 1% lower than the weighted-average generation component tariff in 2023 of NIS 0.3053 per KW hour.

2 Non-IFRS measure.  See Appendix C for a definition of OPC’s Adjusted EBITDA including proportionate share in Adjusted EBITDA of associated companies and a reconciliation to profit for the period.
3 The table above and corresponding comparison relating to 2024 and 2023 were converted using an average exchange rate of $0.2703/NIS.

Set forth below is a discussion of changes in the key components in revenue for 2024 as compared to 2023.

•
Revenue from sale of energy to the System Operator and to other suppliers – Increased by $12 million in 2024 as compared to 2023 primarily as a result of a full year consolidation of results from the commencement of commercial operations of the Tzomet power plant as compared to partial consolidation of results in 2023 from Q2 2023;

•
Revenue from capacity payments – Increased by $30 million in 2024 as compared to 2023 primarily as a result of a full year consolidation of results from the commencement of commercial operations of the Tzomet power plant as compared to consolidation of results from Q2 2023;

•
Revenue from sale of electricity from renewable energy – Increased by $16 million in 2024 as compared to 2023 primarily as a result of (i) consolidation of results from the Mountain Wind project from Q2 2023 and (ii) commercial operations of the Maple Hill and Stagecoach projects from Q4 2023 and Q2 2024, respectively, partially offset by the deconsolidation of results CPV Renewable from November 2024; and

•	Revenue from sale of retail activities and others – Increased by $38 million in 2024 as compared to 2023 primarily as a result of increase in scope of services; partially offset by:

•	Other revenue – Decreased by $10 million in 2024 as compared to 2023, primarily due to revenue generated prior to the commencement of commercial operations of the Tzomet power plant in Q2 2023.

Cost of Sales (Excluding Depreciation and Amortization)

	For the year ended December 31,
	2024	2023
	$ millions
Israel	446	453
U.S.	76	41
Total	522	494

OPC’s cost of sales (excluding depreciation and amortization) increased by $28 million from 2023 to 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD4, OPC’s cost of sales (excluding depreciation and amortization) increased by $7 million in 2024 as compared to 2023. Set forth below is a discussion of significant changes in cost of sales between 2024 and 2023.

•
Expenses for acquisition of energy – Increased by $4 million in 2024 as compared to 2023 primarily due to maintenance work carried out at the Rotem power plant and the Gat power plant in the first half of 2024 and the second half of 2024, respectively;

•
Expenses for cost of transmission of gas and operating expenses – Increased by $13 million in 2024 as compared to 2023 primarily as a result of a full year consolidation of results from the commencement of commercial operations of the Tzomet power plant and the Gat power plant in 2024 as compared to partial consolidation of results in 2023 from Q2 2023, respectively;

•
Expenses for sale of electricity from renewable energy – Increased by $3 million in in 2024 as compared to 2023 primarily as a result of (i) consolidation of results from the Mountain Wind project from Q2 2023 and (ii) commercial operations of the Maple Hill and Stagecoach projects from Q4 2023 and Q2 2024 respectively, partially offset by the deconsolidation of results CPV Renewable from November 2024; and

•	Revenue from sale of retail activities and others – Increased by $32 million in 2024 as compared to 2023 primarily as a result of increase in scope of services; partially offset by:

•	Other expenses – Decreased by $13 million in 2024 as compared to 2023 primarily due to costs associated with Tzomet power plant incurred prior to its commencement of commercial operations in Q2 2023.

4 Comparing 2024 and 2023 using the average exchange rate of $0.2703/NIS.

Finance Expenses, net

Finance expenses, net was $82 million in 2024, as compared to $53 million in 2023, primarily due to (i) an increase in interest expense relating to loans for the Tzomet power plant and the Gat power plant of $11 million and $2 million, respectively, and (ii) an increase in interest expense from financing of renewable energy projects and tax equity agreements in the US prior to deconsolidation of CPV Renewable of $7 million and $4 million, respectively.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net decreased by $21 million in 2024 as compared in 2023, primarily as a result of (i) an increase in interest expense from the financing of the energy transition segment of $6 million; (ii) an increase in depreciation and financing expenses of $13 million from commercial operation of the Three Rivers power plant in Q3 2023; and (iii) deconsolidation of CPV Renewable in November 2024 and the increase in interests of the CPV Shore (as defined below) and Maryland power plants in Q4 2024.

For further details of the performance of associated companies of CPV, refer to OPC’s Consolidated Financial Statements as of December 31, 2024 published by OPC on the Tel Aviv Stock Exchange (“TASE”) on March 12, 2025 and the convenience English translations of OPC’s Board of Directors Report and Consolidated Financial Statements for the year ended December 31, 2024 furnished by Kenon on Form 6-K on March 12, 2025.

Liquidity and Capital Resources

As of December 31, 2024, OPC had cash and cash equivalents of $264 million (excluding restricted cash), restricted cash of $16 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,267 million, consisting of $85 million of short-term indebtedness and $1,182 million of long-term indebtedness. As of December 31, 2024, a substantial portion of OPC’s debt was denominated in NIS.

As of December 31, 2024, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $1,203 million and proportionate share of cash and cash equivalents of CPV associated companies was $201 million.

Business and other Developments

Completion of Refinancing of Shore Power Plant

In February 2025, CPV Shore LLC (“CPV Shore”) completed a refinancing (the “New Financing”) of its existing debt financing agreement (with debt of approximately $436 million). In connection with the closing of the New Financing Agreement, approximately $80 million was provided to CPV Shore by its equity holders (the “Deleveraging Amount”), with CPV’s share of the Deleveraging Amount being approximately $55 million. In addition, during the first quarter of 2025, CPV entered into a purchase agreement to acquire an additional 20% interest in CPV Shore, and now holds approximately 90% of CPV Shore.

For further information, see Kenon’s Reports on Form 6-K furnished with the U.S. Securities and Exchange Commission on October 13, 2024 and December 15, 2024.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of December 31, 2024, Kenon’s stand-alone cash was $894 million. As of April 2, 2025, Kenon’s stand-alone cash was $890 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Interim Dividend for the Year Ending December 31, 2025

In March 2025, Kenon’s board of directors approved an interim cash dividend of approximately $250 million ($4.80 per share) (the “Dividend”) relating to the year ending December 31, 2025, payable to Kenon’s shareholders of record as of the close of trading on April 14, 2025 (the “Record Date”), to be paid on or about April 21, 2025 (the “Payment Date”).

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Dividend, is April 14, 2025 (the “NYSE Ex-Dividend Date”).

The TASE ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Dividend, is April 14, 2025 (the “TASE Ex-Dividend Date”).

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your shares credited to your account.

Share Repurchase Plan

In March 2023, Kenon announced a repurchase plan for up to $50 million, and increased the plan to up to $60 million in September 2024.  Kenon has repurchased approximately 681 thousand shares for an amount of approximately $20 million pursuant to its share repurchase plan since its announcement in September 2024. Kenon has repurchased approximately 1.8 million shares for total consideration of approximately $48 million since the commencement of the share repurchase plan in March 2023. Kenon has approximately 52 million outstanding shares after giving effect to these repurchases.

The share repurchase plan may be suspended or modified and may not be completed in full.

Sale of ZIM Shares and Update to Capped Call Transaction

In November 2024, Kenon terminated the collar transaction that it had entered into with a bank relating to 5 million ZIM shares previously owned by Kenon and entered into a cash settled capped call transaction with respect to 5 million ZIM shares. As a result of the termination of the collar, the 5 million shares that were subject to the collar were sold to the bank with which Kenon entered into the collar, and Kenon received cash proceeds (minus the cost of the cash settled capped call transaction) of $96 million (including additional proceeds subsequently received pursuant to the terms of the cash settled capped call transaction). The cash settled capped call transaction, which expires approximately 14 months from now, enables Kenon to retain exposure to potential upside in ZIM’s shares above the call price, up to the cap, and will be cash settled.

Subsequently, in November and December 2024, Kenon sold its remaining 14.8 million ZIM shares for net proceeds of approximately $300 million, and received dividends of $47 million (net of tax) prior to the sale of such shares.

As a result of the foregoing, Kenon no longer holds any shares in ZIM, and retains potential upside with respect to approximately 4.2% of the outstanding ZIM shares pursuant to the terms of the cash settled capped call transaction. Since inception, Kenon has realized approximately $2.1 billion (net of tax) from its investment in ZIM, including through sales of shares and receipt of dividends.

Qoros update

As previously disclosed, in February 2024, the China International Economic and Trade Arbitration Commission (“CIETAC”) issued a final award (the “CIETAC Award”) in favor of Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”) with respect to arbitral proceedings initiated by Quantum in 2021 against an entity related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”), which holds 63% of Qoros (the “Qoros Majority Shareholder”), and Baoneng Group in connection with the agreement for the sale of Quantum’s remaining 12% interest in Qoros to the Majority Qoros Shareholder. As previously reported, the tribunal ruled that the Qoros Majority Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $260 million) comprising the purchase price set forth in the sale agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $233 million), together with pre-award and post-award interest, legal fees and expenses.

In connection with this arbitration, Kenon has obtained a court order freezing assets of Baoneng Group, primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses; such assets are also subject to freezing orders by other creditors and the orders obtained by Kenon are at various rankings as among creditors. As the Majority Qoros Shareholder and Baoneng Group failed to uphold their payment obligations under the CIETAC Award, Kenon has initiated enforcement proceedings before the Shanghai No. 2 Intermediate Court (“Shanghai Court”) to enforce the CIETAC Award. The enforcement proceedings are currently ongoing.

Also as previously disclosed, an entity related to Baoneng Group had undertaken to take action to prevent enforcement of the pledge over the 12% equity interest in Qoros owned by Quantum and to indemnify Quantum against losses in connection with any such enforcement, and Baoneng Group had provided a guarantee of this obligation. Kenon had filed a claim against Baoneng Group in the Shenzhen Intermediate People’s Court relating to a breach of this guarantee by Baoneng Group, which was then transferred to the Supreme People’s Court of China for trial. Kenon previously disclosed in June 2024 that the Supreme People’s Court of China has upheld Kenon’s claim for specific performance against Baoneng Group, ordering Baoneng Group to open an escrow account on behalf of Kenon and to deposit approximately RMB 1.4 billion (approximately $192 million) into the escrow account (the “Guarantee Award”).

In connection with the Guarantee Award (and in addition to the asset freeze order obtained in connection with the CIETAC Award), Kenon has obtained a court order freezing assets of Baoneng Group, primarily comprising equity interests in entities owning directly and indirectly listed and unlisted equity interests in various businesses; such assets are also subject to freezing orders by other creditors and the orders obtained by Kenon are at various rankings as among creditors. As Baoneng Group had failed to uphold its obligations under the Guarantee Award, and Kenon initiated enforcement proceedings before the Shanghai Court to enforce this award. The enforcement proceedings are currently ongoing. There is no assurance as to the outcome of these proceedings. There is also no assurance that Baoneng Group will pay or has the ability to pay the judgements against it in our favor. The Court has directed the parties to engage in discussions.

Any value that could be realized in respect of these proceedings is subject to significant risks and uncertainties, including risks relating to enforcement and collection in respect of these proceedings and other risks and uncertainties.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to (i) the dividend announced by Kenon and statements with respect to Kenon’s share repurchase plan, (ii) the CIETAC Award and the Guarantee Award and actions taken to enforce these awards and (iii) other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) risks relating to payment of Kenon’s announced dividend and its repurchase plan, including the amount of shares ultimately purchased under the share repurchase plan,(ii) risks related to the CIETAC Award and the Guarantee Award, including the risk that Quantum may be unable to enforce the CIETAC Award and/or the Guarantee Award or otherwise collect the amounts awarded or otherwise owing to it, and (iii) other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer deepaj@kenon-holdings.com